Exhibit 7.1

Tel: 215-564-1900	Ten Penn Center
Fax: 215-564-3940	1801 Market Street, Suite 1700
www.bdo.com	Philadelphia, PA 19103

November 28, 2017

Securities and Exchange Commission

450 5th Street N.W.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.02 of Form 8-K for the event that occurred on November 21, 2017, to be filed by our client, Malvern Bancorp, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.